SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO DEBENTURE HOLDERS

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6, CPLE11), the NYSE (ELPVY) and the LATIBEX (XCOP, XCOPU, XCOPO), hereby informs its debenture holders and the market in general that its wholly owned subsidiary Copel Geração e Transmissão S/A paid premiums, on August 6, 2021, to the holders of outstanding debentures of the 3rd Issue of Simple Debentures, non-convertible into shares, unsecured, as defined at the General Meeting of Debenture Holders of October 26, 2020; to the holders of outstanding debentures of the 4th Issuance of Simple Debentures non-convertible into shares, unsecured, as defined at the General Meeting of Debenture Holders of October 27, 2020; and to the holders of outstanding debentures of the 5th Issue of Simple Debentures, non-convertible into shares, unsecured, as defined at the General Meeting of Debenture Holders of October 28, 2020, as follows:

Issuing Company	Issuance	Series	Asset	Outstanding Debentures	Event	Unit price
Copel Geração e Transmissão S/A	3ª	Single	CPGT13	1,000,000	Premium	R$ 1.01374744

Issuing Company	Issuance	Series	Asset	Outstanding Debentures	Event	Unit price
Copel Geração e Transmissão S/A	4ª	Single	CPGT14	1,000,000,000	Premium	R$ 0.00100208

Issuing Company	Issuance	Series	Asset	Outstanding Debentures	Event	Unit price
Copel Geração e Transmissão S/A	5ª	Single	CPGT15	290,000	Premium	R$ 1.76681454

Curitiba, August 06, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 6, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.